LICENSE AGREEMENT

This LICENSE AGREEMENT (this "Agreement")  is entered into as of May 15, 2020 (the "Effective Date"), by and between UGIV, LLC, a Delaware limited liability company, having a principal place of business at 7033 E. Greenway Parkway, Suite 110, Scottsdale, AZ 85254 ("UGIV") and Uncommon Charitable Impact, Inc., an Arizona nonprofit corporation, having a principal place of business at 14747 N. Northsight Blvd., Suite 111-471, Scottsdale, AZ 85260 ("UCI") (each referred to individually as a "Party", and collectively as the "Parties").

WHEREAS, UGIV has developed (and continues to develop) a digital giving platform which includes both website and mobile applications (the "Platform"), designed to connect Donors and Caregivers (each  as defined below) in  an efficient and trustworthy manner including digital wallet functionality and the ability to manage DAFs (as defined below);

WHEREAS, UCI wishes to receive a license to the Platform and certain other UGIV intellectual property to enable UCI to receive funds paid or deposited by Donors, administer DAFs, and grant funds to Caregivers; and

WHEREAS, UGIV is willing to grant such licenses, subject to the licensing fees and other terms and conditions further described herein.

NOW, THEREFORE, for and in consideration of the mutual promises set forth herein and for other good and valuable consideration, receipt of which is hereby acknowledged, UGIV and UCI hereby agree as follows:

ARTICLE 1. DEFINITIONS

The terms defined below will have the meanings given to such terms therein.

"Affiliate" means, as to the subject entity, any other entity that controls, is controlled by, or is under common control with, the subject entity.

"Caregiver"  means a person or entity (such as a 501(c)(3) tax-exempt organization) with a caregiver profile or account on the Platform and eligible to receive grants by UCI.

"Confidential Information" will mean all non-public information, in any form, furnished or made available directly or indirectly by one Party to the other that is either identified as confidential or should be reasonably understood as such, including the terms and conditions of this Agreement and information concerning the operations, business, finances, and technology of each Party. User Data will be deemed the Confidential Information of both Parties. Any non-public information regarding the Platform, including its features, functionality, and code, will be part of UGIV's Confidential Information. "Confidential Information" will not include information that (a) is independently developed by the recipient without violating the disclosing Party's proprietary rights, (b) is or becomes publicly known other than through unauthorized disclosure (provided that personally identifiable information will be considered Confidential Information even if generally available), (c) is disclosed by the owner of such information to a third party free of any obligation of confidentiality, (d) is already known by the recipient at the time of disclosure, and the recipient has no obligation of confidentiality or (e) is rightfully received by a Party free of any obligation of confidentiality.

"DAF" means a donor-advised fund established by a Donor through the Platform.

"Donor" means a person or entity with a donor account on the Platform.

"Giving Fund" means a set of Caregivers that UGIV has grouped into a giving fund (for example, based around a common charitable mission or cause).

"License Fees" means the fees described in Exhibit A hereto.

"Qualified Individual" means an individual that meets applicable criteria to be eligible to receive grant funds from UCI.

"Taxes" means any direct or indirect local, state, federal or foreign taxes, levies, duties or similar governmental assessments of any nature, including value-added (VAT), GTS, excise, sales, use or withholding taxes.

"UCI Content" means any content provided by UCI to UGIV for inclusion in the Platform from time to time.

"Users" means Donors and Caregivers.

"User Data" means any information or data submitted by or on behalf of Users (i) through the

Platform to either UCI or UGIV; or (ii) directly to UCI or UGIV in connection with use of the Platform.

"User Terms" means terms of service or a similar agreement between UGIV, UCI, and Users.

ARTICLE 2. LICENSE AND OWNERSHIP

Section 2.01      Grant of Platform Rights. Subject to the terms and conditions of this Agreement, during the Term of this Agreement, UGIV grants UCI a non-exclusive, nontransferable, non-sublicenseable right and license to access and use the Platform.

Section 2.02      Restrictions. UCI will use the Platform in compliance with applicable law and will not: (i) knowingly send or store infringing or unlawful material; (ii) use the Platform other than to fulfill its obligations or exercise its rights under this Agreement; (iii) send or store viruses, worms, time bombs, Trojan horses or other harmful or malicious code, files, scripts, agents or programs through the Platform; (iv) attempt to gain unauthorized access to, or disrupt the integrity or performance of the Platform, or the data contained therein; (v) modify, copy or create derivative works based on the Platform; (vi) reverse engineer the Platform; (vi) access the Platform for the purpose of building a competitive product or service or copying its features or user interface; or (viii) permit non-public access to the Platform by a third party without UGIV's prior written consent.

Section 2.03      Suggestions. UGIV will own all right, title and interest in and to any suggestions, enhancement requests, recommendations or other feedback directly relating to the Platform, provided to UGIV by UCI, including, but not limited to, all patent, copyright, trade secret and other proprietary rights therein (collectively, "Suggestions").  UCI hereby assigns, and upon creation will be deemed to have assigned, to UGIV all right title and interest in and to the Suggestions. If requested by UGIV, UCI will execute and deliver, and will cause its personnel to execute and deliver, without additional compensation, such documents and instruments as UGIV may reasonably request to evidence, perfect, or record UGIV's ownership of right, title and interest in the Suggestions as contemplated in this paragraph.

Section 2.04      Trademark Cross-License.

(a)        Each Party hereby grants to the other Party and its Affiliates during the Term of this Agreement a nonexclusive, nontransferable, non-sublicensable, royalty-free license to use each Party's and its Affiliates' name and associated logos (collectively, "Marks") solely (i) in connection with the performance of each Party's duties or the exercise of their rights under this Agreement, and the marketing of the Platform and any features and services connected thereto; (ii) in accordance with the granting Party's reasonable trademark usage policies, with proper markings and legends; and (iii) subject to the granting Party's prior written approval in each case. The granting Party may withdraw any approval of any use of its or its Affiliates' Marks at any time in its sole discretion, although no such withdrawal  will be retroactively effective. Neither Party will make any express or implied statement or suggestion, or use the other Party's Marks in any manner, that dilutes, tarnishes, degrades, disparages or otherwise reflects adversely on the other Party or its business, products or services. Each Party acknowledges that the other Party's Marks are and will remain Marks of the other Party. No Party will gain any right, title or interest with respect to the other Party's Marks by use thereof, and all rights or goodwill associated with the other Party's Marks will inure to the benefit of the granting Party.

(b)        UGIV owns the uncommoncharitable.org domain, the "Uncommon Charitable" trademark (U.S. trademark serial number 88/904,172), and has or may apply for additional trademark registrations that include the "Uncommon Charitable" name (such domain and any such trademarks, collectively, the "UC Marks"). UGIV will bear all costs of applying for, prosecuting, and maintaining the UC Marks, and will automatically license the UC Marks to UCI for purposes of performing UCI's obligations under this Agreement during the Term. All use of the UC Marks will inure to UGIV's benefit.

(c)        Notwithstanding the foregoing, either Party may use the other Party's name to the extent required by applicable laws, including without limitation in relevant regulatory filings.

Section 2.05      UCI Content License. UCI hereby grants UGIV a nonexclusive, irrevocable, right and license to reproduce, distribute, create derivate works of, perform and display and otherwise use UCI Content as part of the Platform.

Section 2.06      User Data. User Data will be jointly owned by the Parties, subject only to the restrictions in this Section 2.06. Each Party will ensure its use and disclosure of User Data is in conformance with (a) the privacy policy posted on the Platform and (b) applicable laws and regulations. UCI will not use the User Data except to manage, administer, and facilitate Donor accounts on (and transactions made through) the Platform. After the Term, UCI will not use the User Data except to fulfil its obligations under applicable law (including any applicable records retentions requirements).

Section 2.07      Retention of Rights. UGIV retains all right, title, and interest in and to the Platform and any other patents, trademarks, copyright, trade secrets, and other intellectual property rights owned by UGIV as of the Effective Date or subsequently developed by UGIV, jointly or alone, together with any modification, improvements, or derivatives to any of the foregoing. For avoidance of doubt, UGIV owns and retains any right, title, and interest that may exist in any of the Giving Funds it may create and market from time to time, including any associated intellectual property.

ARTICLE 3.

ROLES AND RESPONSIBILITIES

Section 3.01      Project Managers. Each Party will appoint an individual to serve as its "Project Manager". Each Party's Project Manager will (i) be the primary representative of such Party under this Agreement, (ii) have overall responsibility for managing and coordinating the performance of such Party's obligations under this Agreement, and (iii) be authorized to act for and on behalf of such Party with respect to all matters relating to this Agreement. Notwithstanding the foregoing, a Project Manager may delegate such of his or her responsibilities to other employees and/or consultants or contractors, as such Project Manager deems appropriate and upon written or email notice to the other Party or its Project Manager. Each Party may change its Project Manager by providing the other Party prior written or email notice of such change.

Section 3.02      Payment Processing and Administration. UCI will receive funds from Donors and will either (a) account for such funds in a digital wallet and/or DAF or (b) grant such funds to the applicable Caregiver (or Caregivers, in the case of a Giving Fund) or Qualified Individual; in each case in accordance with the Donor's instructions (and UGIV's instructions, in the case of a Giving Fund). UCI will manage and administer any DAFs in a reasonable manner in compliance with all applicable laws and the applicable Donor's lawful instructions. UCI will be responsible for ensuring its receipting, reporting, processing, management, and disbursement of funds hereunder complies with all applicable laws.

Section 3.03      Exclusivity. UCI will not use any third-party technology provider's giving platform during the Term of this Agreement.

Section 3.04      Additional Services. Except as expressly  provided herein, no other services, including implementation, customization, support, back-office services, or other technical, professional, or administrative services ("Other Services") will be provided by UGIV to UCI under this Agreement. Any Other Services will instead be provided pursuant to that certain Master Services Agreement entered into between the Parties as of May     , 2020 (the "MSA").

Section 3.05      Customer Relations. The Parties will cooperate reasonably, diligently, and in good faith to appropriately and lawfully (i) address any inquiries, complaints, or other communications received from Users or Qualified Individuals; and (ii) prepare User Terms and bind Donors and Caregivers to those User Terms. UGIV may modify the User Terms from time to time in its reasonable discretion, provided it will first give written notice to UCI of the proposed changes. If UCI raises reasonable objections to the revised User Terms in writing within 5 business days, the Parties will work together reasonably, diligently, and in good faith to address such objections. If UCI does not raise any written objections in such time period, the revisions to the User Terms will be deemed accepted and UGIV may proceed to update the current User Terms on the Platform.

Section 3.06      Data Security. Each Party will implement and maintain throughout the Term commercially reasonable physical, administrative, and technical safeguards designed to prevent any unauthorized use, access to, or disclosure of User Data in its possession or control. Each Party will comply with any applicable laws regarding data privacy or security, and will cooperate reasonably, diligently, and in good faith to facilitate the other Party's compliance with such laws where appropriate (for example, in responding to data subject requests under applicable laws).

Section 3.07      Regulatory Compliance. Each Party will (a) comply with all laws and regulations applicable to it or its performance hereunder, and (b) will provide reasonable, diligent, and good faith cooperation to facilitate the other Party's own compliance with applicable laws and regulations (including, without limitation, by cooperating on necessary regulatory filings where relevant).

Section 3.08      Non-Disparagement. During the Term and for a period of 12 months thereafter, neither Party will make any public statements (or statements to Users or Qualified Individuals) that would be reasonably understood to disparage, damage the goodwill of, or otherwise bring into disrepute the other Party, its Affiliates, or its or their services or offerings. Nothing in this paragraph will prevent either Party from making true statements to the extent required by law (including, without limitation, in regulatory filings).

ARTICLE 4. PAYMENTS

Section 4.01      License Fee Payments. UCI will pay UGIV the License Fees on the schedule set forth in Exhibit A.

Section 4.02      Taxes. Each Party will be responsible for any real or personal property taxes on property it owns or leases, for franchise and privilege taxes on its business, and for taxes based on its net income or gross receipts.

Section 4.03      Audit. UCI will maintain and retain records and supporting documentation sufficient to support and evidence the amounts payable under this Agreement during the Term and for at least seven years thereafter. UGIV may audit UCI's records and supporting documentation upon three (3) weeks' prior notice (except that in the event of a material breach of this Agreement, such notice period will be waived). for the purposes of verifying the accurate accrual and payment of License Fees hereunder. These audits may be conducted no more than once per year during the Term. If an audit demonstrates that UCI's payments to UGIV for the audited period were not sufficient, UCI will pay UGIV the unpaid amount within thirty days following the final determination of the amount payable. With respect to any audits conducted pursuant to this paragraph, UCI will reasonably cooperate with UGIV or its designated representative. UGIV will give UCI reasonable prior notice of an audit and conduct such audits during normal business hours.

ARTICLE 5.

TERM AND TERMINATION

Section 5.01      Term. Unless terminated as set forth below, the term of this Agreement will commence on the Effective Date and will continue for a period of 10 years from the Effective Date (the "Initial Term"), as which point it will automatically renew for consecutive 10 year renewal periods (each, a "Renewal Term", and collectively with the Initial Term, the "Term") unless either Party gives at least 6 months' notice of non-renewal.

Section 5.02      Termination. A Party may terminate this Agreement by giving written notice to the other Party, if such other Party: (a) materially breaches any of its obligations hereunder (including any failure to pay any amount when due), and such breach is not cured within thirty (30) days after notice of breach; or (b) is or becomes insolvent, is unable to pay its debts as they come due, or enters into or files (or has filed or commenced against it) a petition, arrangement, application, action or other proceeding seeking relief or protection under the bankruptcy laws of the United States or any similar laws of the United States or any state of the United States or any other country. Additionally, UGIV may terminate this Agreement for convenience on no less than 6 months' prior written notice.

Section 5.03      Tax-Exempt Status. UCI, as a tax-exempt organization, must abide by certain legal restraints to continue its tax-exempt status in good standing. It is the intent of the Parties that their activities under this Agreement satisfy these requirements. In the event that UCI's counsel reasonably determines that subsequent changes in tax law or the actual operations under this Agreement may jeopardize UCI's tax-exempt status, the Parties will negotiate diligently and in good faith to in an effort to amend the Agreement to address such issues in a manner that preserves UCI's tax-exempt status. If the Parties are unable to resolve such concerns within 30 days, this Agreement may be terminated by either Party upon written notice. Additionally, this Agreement will automatically terminate upon any loss of UCI's tax- exempt status in a final, non-appealable ruling.

Section 5.04      Effects of Termination. No termination or expiration of this Agreement will relieve a Party of its outstanding obligations at the time of such termination or expiration. Section 2.03 (Suggestions), Section 2.06 (User Data), Section 3.06 (Data Security), Article 4 (Payment) (with respect to any amounts accrued during the Term), Article 6 (Confidentiality), Section 7.02 (Disclaimer), Article 8 (Indemnities), Article 9 (Liability), Article 10 (Non-Solicitation), and Article 11 (Miscellaneous Provisions) will survive any termination  or expiration  of this Agreement. Following termination  or expiration of this Agreement, UCI will promptly discontinue its use of the UC Marks.

Section 5.05      Transition. Upon any termination or expiration of this Agreement, the Parties will work together reasonably, diligently, and in good faith to facilitate a prompt and smooth transition of any then-existing Platform Donor relationships (including active Platform DAFs) to UGIV or its designated replacement provider. If requested by UGIV in connection with any termination or expiration of this Agreement, UCI will provide transition services in the form of continuing to process receipt and granting of donations, administration of DAFs, and its other responsibilities hereunder for a period of up to 12 months under the same terms and conditions (provided UGIV continues to perform any required services under the MSA during such transition period, also on the same terms and conditions).

ARTICLE 6. CONFIDENTIALITY

Section 6.01      Confidentiality. All Confidential Information will be held in confidence by the recipient to the same extent and in at least the same manner as the recipient protects its own confidential information of a similar nature, but no less than reasonable means of protection. Neither UGIV nor UCI will disclose, publish, release, transfer, or otherwise make available Confidential Information of, or obtained from, the other in any form to, or for the use or benefit of, any person or entity without the disclosing Party's consent. Each of UGIV and UCI will, however, be permitted to disclose relevant aspects of the other's Confidential Information to its officers, directors, agents, professional advisors, contractors, subcontractors and employees and to the officers, directors, agents, professional advisors, contractors, subcontractors and employees of its Affiliates only to the extent that such disclosure is reasonably necessary for the performance of its duties and obligations, or exercise of its rights, under this Agreement; provided, however, that the recipient will take reasonable measures to ensure that Confidential Information of the disclosing Party is protected in accordance with the provisions of this Agreement, and the disclosing Party will be responsible for any breach caused, by such officers, directors, agents, professional advisors, contractors, subcontractors and employees. The obligations in this Article 6 will not restrict any disclosure pursuant to any law (provided that the recipient will give prompt notice to the disclosing Party of such requirement and provide all reasonable assistance to the discloser in obtaining a protective or similar order). Confidential Information disclosed under this Agreement will be subject to the terms of this Article 6 for the greater of five (5) years following the Term or so long as such Confidential Information remains protected as a trade secret under applicable law.

Section 6.02      Tax Treatment. Notwithstanding anything herein to the contrary, any Party subject to confidentiality obligations hereunder or under any other related document (and each employee, representative, or other agent of such Party) may disclose to any and all persons, without limitation of any kind, such Party's U.S. federal income tax treatment and the U.S. federal income tax structure of the transactions contemplated by this Agreement and any other agreement related hereto and all materials of any kind (including opinions or other tax analyses) that are provided to the taxpayer relating to such tax treatment and tax structure.

Section 6.03      Unauthorized Acts. Without limiting either Party's rights in respect of a breach of this Article 6, each Party will:

(A)       promptly notify the other Party of any unauthorized possession, use or knowledge, or attempt thereof, of the other Party's Confidential Information by any person or entity that may become known to such Party;

(B)       promptly furnish to the other Party full details of the unauthorized possession, use or knowledge, or attempt thereof, and assist the other Party in investigating or preventing the recurrence of any unauthorized possession, use or knowledge, or attempt thereof, of Confidential Information;

(C)       reasonably cooperate with the other Party in any litigation and investigation against third parties deemed necessary by the other Party to protect its proprietary rights;

(D)       promptly use commercially reasonable efforts to prevent a recurrence of any such unauthorized possession, use or knowledge, or attempt thereof, of Confidential Information; and

(E)       bear the cost it incurs as a result of compliance with this Section.

Section 6.04      No Implied Rights. Nothing contained in this Article 6 will be construed as obligating a Party to disclose its Confidential Information to the other Party, or as granting to or conferring on a Party, expressly or impliedly, any rights or license to the Confidential Information of the other Party.

Section 6.05      Remedies. Each Party agrees that its breach of this Article 6 may cause the other Party irreparable harm for which monetary damages would be an inadequate remedy, and that therefore the non-breaching Party will be entitled to seek injunctive or equitable relief for any actual or threatened breach of this Article 6.

ARTICLE 7. REPRESENTATIONS AND WARRANTIES

Section 7.01      Mutual. Each Party represents and warrants that: (a) it is duly formed, validly existing and in good standing under the laws of its jurisdiction of organization; (b) it has all requisite corporate power and authority to execute, deliver, and perform its obligations under this Agreement; (c) its execution, delivery, and performance of this Agreement have been duly authorized by it, and will not conflict with, result in a breach of or constitute a default under any other agreement to which it is bound; and (c) it will comply with all applicable laws and regulations in its performance hereunder. Neither Party will make any representations nor warranties on the other Party's behalf without the other Party's prior written consent.

Section 7.02      Disclaimer. EXCEPT AS SPECIFIED IN THIS AGREEMENT, NEITHER PARTY MAKES ANY OTHER REPRESENTATIONS AND WARRANTIES AND EACH EXPLICITLY DISCLAIMS ALL OTHER REPRESENTATIONS AND WARRANTIES, EXPRESS OR IMPLIED, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A SPECIFIC PURPOSE.

ARTICLE 8. INDEMNITIES

Section 8.01      Mutual Indemnification. Each Party will indemnify, defend, and hold the other Party, its Affiliates, and their respective agents, officers and employees (collectively, the "Indemnitees") harmless from and against any loss or damage (including reasonable attorneys' fees) incurred in connection with claims, demands, suits or proceedings (collectively, "Claims") made or brought by a third party against the Indemnities to the extent resulting from the indemnifying Party's: (a) gross negligence or willful misconduct related to this Agreement; (b) material breach of any of its representations, warranties or obligations under this Agreement; (c) acts or omissions giving rise to a User or Qualified Individual complaint; or (d) acts or omissions leading to a loss of any donation or entity's tax-exempt status or similar treatment under the law.

Section 8.02      Procedures. With respect to the indemnification obligations in  this Article 8 (Indemnities), the Indemnitees will: (i) promptly give written notice of the Claim to the indemnifying Party (provided no failure to do so will relieve the indemnifying Party of its indemnification obligations unless the indemnifying Party is materially prejudiced thereby); (ii) give the indemnifying Party sole control of the defense and settlement of the Claim (provided the indemnifying Party may not settle or defend any Claim unless it unconditionally releases the indemnified Party of all liability); and (iii) provide to the indemnifying Party, at the indemnifying Party's cost, all reasonable assistance requested by the indemnifying Party.

ARTICLE 9. LIABILITY

Section 9.01      Limitations of Liability.

(A)       IN NO EVENT, WHETHER IN CONTRACT, IN TORT (INCLUDING BREACH OF WARRANTY, NEGLIGENCE AND STRICT LIABILITY IN TORT) OR OTHERWISE, WILL A PARTY BE LIABLE FOR INDIRECT OR CONSEQUENTIAL, EXEMPLARY, PUNITIVE OR SPECIAL DAMAGES EVEN IF SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES IN ADVANCE.

(B)       Each Party's total liability arising out of or related to this Agreement, whether in contract, tort, (including breach of warranty, negligence and strict liability in tort) or otherwise will be limited for all claims in the aggregate to an amount equal to the amounts actually received by UGIV from UCI under this Agreement and the MSA during the twelve (12) months prior to the date of the first claim.

(C)       Notwithstanding the foregoing, the limitations set forth in Section 9.01(a) and Section 9.01(b) will not apply: (i) with respect to damages occasioned as a result of the grossly negligent acts, willful misconduct or fraud of either Party or their agents or their employees or subcontractors; (ii) with respect to payment owed by UCI to UGIV; (iii) with respect to damages for bodily injury or damages to real or tangible personal property caused by a Party or its employees or subcontractors; (iv) with respect to amounts a Party is responsible for under Article 8 (Indemnities); and (v) with respect to damages occasioned by a breach of Article 6 (Confidentiality).

(D)       Nothing in this Agreement will affect either Party's duty to mitigate damages (even if caused by the other Party's breach) via any commercially reasonable actions or steps

ARTICLE 10. NON-SOLICITATION

Section 10.01    Non-Solicitation. Both Parties agree that, during the Term of this Agreement and for one (1) year after the termination of this Agreement, neither Party will, for any reason, either directly or indirectly, solicit, recruit or attempt to persuade any person to terminate an employment or independent contractor relationship with the other Party without the other Party's prior written consent. Notwithstanding the foregoing, either Party may make general, public solicitations for employment (such as posting on job boards) and the engagement of any individual who responds to such solicitations (without having been otherwise targeted or solicited) will not be deemed a breach of this paragraph.

ARTICLE 11. MISCELLANEOUS PROVISIONS

Section 11.01    Relationship of the Parties. As pertains to this Agreement, the Parties intend to create an independent contractor relationship and nothing contained in this Agreement will be construed to make either UGIV or UCI partners, joint venturers, principals, agents (except as expressly set forth in this Agreement) or employees of the other. No officer, director, employee, agent, affiliate, or contractor retained by UGIV to perform work on UCI's behalf under this Agreement will be deemed to be an employee, agent or contractor of UCI. Neither Party will have any right, power or authority, express or implied, to bind the other Party.

Section 11.02    No Third Party Beneficiaries. Except as otherwise provided, each Party intends that this Agreement will not benefit, or create any right or cause of action in or on behalf of, any person or entity other than the Parties.

Section 11.03    Notices. Except as otherwise specified in this Agreement, all notices, requests, consents, approvals, agreements, authorizations, acknowledgements, waivers and other communications required or permitted under this Agreement will be in writing and will be deemed given when delivered by hand or by overnight express service to the address specified below.

In the case of UGIV:

UGIV, LLC

Attn: Dave McMaster

Address: 7033 E. Greenway Parkway, Suite 110, Scottsdale, AZ 85254

Email: dave@uncommon.today

In the case of UCI:

Uncommon Charitable Impact, Inc. Attn: Curtis Hail

Address: 14747 N. Northsight Blvd., Suite 111-471

Scottsdale, AZ 85260

Email: curtis@uncommoncharitable.org

Section 11.04    Waivers. No delay or omission by either Party to exercise any right or power it has under this Agreement will impair or be construed as a waiver of such right or power. A waiver by any Party of any breach or covenant will not be construed to be a waiver of any succeeding breach or any other covenant. All waivers must be signed by the Party waiving its rights.

Section 11.05    Severability. If any provision of this Agreement is held by a court of competent jurisdiction to be contrary to law, then the remaining provisions of this Agreement, if capable of substantial performance, will remain in full force and effect, and to the extent practicable, the provision found contrary to law will be restated to reflect as nearly as possible the original intent of the Parties in accordance with applicable law.

Section 11.06    Assignment. Neither Party will assign or transfer this Agreement, whether by operation of law or otherwise, without the prior written consent of the other Party (which will not be unreasonably delayed or withheld). Notwithstanding the foregoing, UGIV may assign or transfer this Agreement to any Affiliate or to the surviving, acquiring, or successor entity in the event of a merger, stock sale, sale of substantially all assets, or other such transaction or reorganization. Any attempt by either Party to assign its rights or obligations under this Agreement in breach of this paragraph will be void and of no effect. Subject to the foregoing, this Agreement will bind and inure to the benefit of the Parties, their respective successors and permitted assigns.

Section 11.07    Governing Law. This Agreement and the rights and obligations of the Parties under this Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without reference to choice of laws rules.

Section 11.08    Dispute Resolution. In the event of any disputes arising in connection with this Agreement, the Parties will first make a good faith efforts to resolve the dispute through informal discussions and meetings. If the Parties are unable to informally resolve such dispute within 30 days, either Party may commence arbitration proceedings. Subject to the informal dispute resolution efforts described above, each Party irrevocably agrees to resolve disputes in any way arising out of this Agreement solely and exclusively through binding arbitration using the dispute resolution procedures of the American Arbitration Association, with the location of the arbitration being in Maricopa County, Arizona. All arbitration proceedings will be confidential. Each Party understands and agrees that it is hereby waiving its right to litigate disputes in court, whether in front of a judge or jury. Notwithstanding the foregoing, each Party reserves the right to seek injunctive or other equitable relief at any time from any court of competent jurisdiction.

Section 11.09    Entire Agreement. This Agreement and the Exhibits to this Agreement constitutes the entire agreement between the Parties with respect to its subject matter, and supersedes all previous and contemporaneous agreements, proposals or representations, written or oral, concerning such subject matter. Except as otherwise expressly set forth in the body of this Agreement or in any of the Exhibits, in the event of a conflict between the provisions in the body of this Agreement and the Exhibits, the provisions in the body of this Agreement will prevail over the Exhibits.

Section 11.10    Amendments. No amendment to, or change, waiver or discharge of, any provision of this Agreement will be valid unless in writing and signed by an authorized representative of each of the Parties.

Section 11.11    Counterparts. This Agreement may be executed by facsimile and in counterparts, which taken together will form one single agreement between the Parties.

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EXHIBIT A LICENSE FEES

License Fee: Three percent (3%) of gifts (dollars) transacted on the Platform in each month.

License Fee Cap: In no event shall the License Fee exceed the following formula for the month in question:

Monies received by UCI from normal operations, excluding gifts (donations) Less:    Third party payment processor fees

Less:    Insurance premiums for business related coverages including, but not limited to, D&O,

excess liability, workers' compensation, general liability, and cyber

Less:    Form 990 preparation costs

Less:    Legal fees

Less:    Personnel costs (i.e., any amounts paid to or for employees for the given month including gross salary, insurance premiums, discretionary bonuses, and payroll taxes)

Less:    Up to $3,000 per month in other operating costs (including business travel and entertainment expenses, software subscription fees, and hardware costs)

The Parties agree to review the calculation of the License Fee Cap from time to time to ensure UCI remains at all times a viable operating entity.

Invoice and Payment Schedule: UGIV will invoice UCI for the License Fee monthly in arrears, and UCI will pay such invoices within ten (10) days from receipt.